Exhibit 2.1

CLIFFORD CHANCE LLP

MAN GROUP PLC

AND

MF GLOBAL LTD.

MASTER SEPARATION AGREEMENT

This Agreement is made on              2007

BETWEEN:

(1)	MAN GROUP PLC, a company incorporated under the laws of England, whose registered office is at Sugar Quay, Lower Thames Street, London, EC3R 6DU (Registered in England No. 2921462) (“MGP”); and

(2)	MF GLOBAL LTD., a company incorporated under the laws of Bermuda, whose registered office is at Clarendon House, 2 Church Street, Hamilton HM 11 Bermuda (Registered in Bermuda No. 39998) (“MF GLOBAL”).

WHEREAS:

(A)	The parties have agreed to the Separation and the IPO of MF Global, to be effected in accordance with the terms of this Agreement and the Ancillary Agreements.

(B)	The parties have agreed to undertake and perform the various obligations set out in this Agreement, and enter into (or procure its relevant Affiliate to enter into) the Ancillary Agreements.

1.	INTERPRETATION

1.1	In this Agreement, the following capitalised terms shall have the following meanings, unless otherwise indicated.

“Affiliate” and “Affiliated” means, in relation to a party, any company, partnership or other entity which from time to time Controls, is Controlled by or is under the common Control with that party. For the purposes of this Agreement, (a) MF Global and its Controlled Affiliates shall not be deemed to be Affiliates of MGP and (b) MGP and its Controlled Affiliates shall not be deemed to be Affiliates of MF Global.

“Agreement” means the terms of this agreement, including any Appendices.

“Ancillary Agreements” means each of the following agreements in the agreed form, and any agreements ancillary thereto, to be entered into by MGP and/or one or more of its Affiliates and MF Global and/or one or more of its Affiliates:

(a)	Introducing Broker Master Agreement;

(b)	Execution Agreement (if applicable);

(c)	Addendum to the Man Financial Limited “Terms of Business for exchange-traded and other products”;

(d)	Transitional Services Agreement for Group Risk Services by Man Group plc;

(e)	Transitional Services Agreement for Insurance Services by Man Group plc;

(f)	Transitional Services Agreement for HR Administration Services;

(g)	Deed of Indemnity;

(h)	HR Separation Agreement;

(i)	Registration Rights Agreement;

(j)	Tax Matters Deed;

(k)	Transitional Services Agreement for Tax Services;

(l)	Transitional Services Agreement for Company Secretarial Services by Man Group plc;

(m)	Trade Mark Agreement and related letter agreements;

(n)	Transitional Services Agreement for Telephony Services by Man Group plc;

(o)	Transitional Services Agreement for Treasury-Related Services by MF Global Ltd;

(p)	Transitional Services Agreement for Consultancy Services by Man Group plc;

(q)	Transitional Services Agreement for Consultancy Services by Man Group plc;

(r)	Subunderlease in respect of Sugar Quay, Lower Thames Street, London EKE;

(s)	Subunderlease in respect of Level 2, Centennium House, 100 Lower Thames Street, London EC3;

(t)	Subunderlease in respect of Level 4, Centennium House, 100 Lower Thames Street, London EC3;

(u)	Subunderlease in respect of Kings Hill, Flex 4, 30 Kings Hill Avenue, West Malling, Kent;

(v)	Assignment in respect of 10 Lower Thames Street, London EC3;

(w)	Agreement for Lease in respect of Floors 1-4, Riverbank House, Upper Thames Street, London EC4 (to which are appended agreed forms of underlease and services agreement);

(x)	Construction Heads of Terms in respect of Floors 1-4, Riverbank House, Upper Thames Street, London EC4; and

(y)	An agreement relating to the exercise of voting rights in United States Futures Exchange LLC (if applicable).

“Confidential Information” means, in addition to any confidential information provided pursuant to Clause 5.1.1, any confidential information of either MF Global or MGP or their respective Affiliates (except to the extent that such information can be shown to have been (a) in the public domain through no fault of such party or its respective Affiliates, or (b) later lawfully acquired from other sources by the party (or its respective Affiliates) to which it was furnished; provided, however, in the case of (b) that such sources did not provide such information in breach of any applicable confidentiality obligations).

“Contract Manager” has the meaning given to it in Clause 10 (Contract Management).

“Control” means the beneficial ownership of more than 50 per cent of the issued share capital, or the legal power to direct or cause the direction of the general management, of the company, partnership or other person in question, and “Controlled” shall be construed accordingly.

“Change of Control” of MGP will be deemed to occur (i) upon any amalgamation, merger, consolidation, scheme of arrangement or similar transaction to which MGP is a party, unless the persons who beneficially own the outstanding voting securities of MGP immediately before consummation of the transaction beneficially own a majority of the outstanding voting securities of the combined or surviving entity immediately thereafter, (ii) when any person or group, directly or indirectly, acquires beneficial ownership of a majority of the outstanding voting securities of MGP or has the power to appoint a majority of the board of directors of MGP or (iii) upon a sale of all or substantially all the assets of MGP in one or a series of transactions.

“CTA” means commodity trading adviser.

“Dispute” has the meaning given to it in Clause 14 (Dispute and Arbitration).

“Intermediaries” means professional fund distributors who distribute Hedge Funds for ultimate sale to retail end use customers.

“IPO” means the initial public offering of the common shares in MF Global’s authorised share capital which, for the purposes of the Ancillary Agreements, shall take effect on the IPO Closing.

“IPO Closing” means the initial closing of the sale of common shares in MF Global’s authorised share capital by MGP or any of its Affiliates to the underwriters in the IPO.

“IPO Date” means the date on which the IPO Closing occurs.

“MF Global Financing Guarantees” means all guarantees, indemnities and comfort letters to which MGP and/or any of its Affiliates is a party and pursuant to which any actual or potential liability for such party or parties might arise in respect of a liability of MF Global and/or any of its Affiliates.

“MGP Financing Guarantees” means all guarantees, indemnities and comfort letters to which MF Global and/or any of its Affiliates is a party and pursuant to which any actual or potential liability for such party or parties might arise in respect of a liability of MGP and/or any of its Affiliates.

“OTC” means over-the-counter.

“Regulatory Capital Amount” means the excess of group financial resources requirements over the group financial resources arising in each case exclusively from the businesses of MF Global and its Controlled Affiliates that MGP and its Controlled Affiliates, taken together, are required to meet from other MGP group financial resources pursuant to the applicable requirements of the UK Financial Services Authority (or any successor lead regulator). Under the Capital Requirements Directive (which comprises Directive 2006/48/EC and Directive 2006/49/EC), effective from 1 January 2008, the terms ‘financial resources requirement’ and ‘group financial resources’ will be replaced by the terms ‘consolidated capital resources requirement’ and ‘consolidated capital resources’ respectively.

“Regulatory Capital Limit” means an amount of US$400 million up to 31 December 2007 and US$700 million thereafter.

“Securities Act” means the United States Securities Act of 1933.

“Separation” means the transfer by MGP or any of its Affiliates of all the subsidiaries and assets that comprise the brokerage division of MGP to MF Global (or its Affiliates) in exchange for common shares in MF Global, together with the arrangements set out in the Ancillary Agreements.

“Third Party Funds” means Hedge Funds or structured products based thereon other than those managed by or Affiliated with MGP.

1.2	In this Agreement words importing the singular include the plural and vice versa and words importing gender include any other gender.

1.3	The headings of clauses are for ease of reference and shall not affect the construction of this Agreement.

1.4	Any reference to a statutory provision shall include any subordinate legislation made from time to time under that provision which is in force at the date of this Agreement.

1.5	Any reference to a statute or statutory provision shall include such statute or provision as from time to time modified, re-enacted or consolidated whether before or after the date of this Agreement.

1.6	The words “include”, “includes” and “including” and any words following them shall be construed without limitation to the generality of any preceding words or concepts and vice versa.

1.7	A reference to a document in the “agreed form” is a reference to a document in a form approved and for the purposes of identification signed by or on behalf of each party.

2.	CONDITIONS PRECEDENT AND TERMINATION

2.1	With the exception of this Clause 2 and Clauses 14 (Dispute and Arbitration), 15 (Confidentiality and Announcements) and 16 (General) (which will become effective on the date of signature of this Agreement), the remainder of this Agreement will only take effect if the IPO Closing occurs, and is conditional upon the IPO Closing occurring, by 30 June 2008 (or such later date as the parties may agree in writing).

2.2	Unless otherwise agreed by the parties, if the condition precedent under Clause 2.1 does not occur or is not completed, this Agreement will terminate automatically.

2.3	Each party’s rights and obligations cease immediately on termination, however termination does not affect a party’s accrued rights and obligations at the date of termination.

3.	NON COMPETE OBLIGATIONS AND NON-COMPETITION

3.1	Up to and including the third anniversary of the date of IPO Closing, MGP and its Controlled Affiliates will not in any jurisdiction provide to any third parties, and will not seek to acquire or develop any business providing to any third parties, any brokerage, execution or clearing services in:

3.1.1	exchange-listed futures and options;

3.1.2	cash equities and bonds;

3.1.3	non-exchange listed derivatives relating to equities, fixed income or commodities, including CFDs and spread trading; and

3.1.4	foreign exchange (each of the foregoing an “MGP Restricted Activity”).

3.2	This restriction in Clause 3.1 above shall not restrict MGP or its Controlled Affiliates from:

3.2.1	continuing to operate and develop in the normal course of its business those activities which it is carrying on as at the date of Separation, or such activities as may be ancillary and necessary to such activities or for its general corporate purposes (including in all three such cases any MGP Restricted Activities);

3.2.2	making acquisitions or investments in any entity which provides or operates an MGP Restricted Activity where such MGP Restricted Activity is a minority element of the relevant entity’s business (defined as an element or component contributing less than 10% of the net profits before tax of that entity) provided that, save as provided in clause 3.2.5 below, such minority element is disposed of in an orderly fashion as soon as reasonably practicable after acquisition and is not materially grown or developed during the period prior to such divestiture;

3.2.3	undertaking MGP Restricted Activities for or in relation to asset managers or investment products either managed by, controlled by or Affiliated with MGP or its Controlled Affiliates, or to whom MGP allocates client funds;

3.2.4	acting as a broker or market maker for shares, bonds, indices or other investment units or securities issued by (or in connection with the value of) collective investment products; or

3.2.5	holding a minority interest in a trading or securities exchange.

3.3	Up to and including the third anniversary of the date of IPO Closing, MF Global and its Controlled Affiliates will not, in any jurisdiction:

3.3.1	act as owner, operator, investment manager, CTA or similar (whether exercising discretion or merely advising) in relation to any collective investment vehicle (whether open or closed–ended) or managed account (other than as provided below in clause 3.4.1) which pursues an alternative investment or hedge fund style of investing (hereinafter known as “Hedge Funds”); or

3.3.2	sell Third Party Funds through Intermediaries (each of the foregoing an “MF Global Restricted Activity”).

3.4	For the avoidance of doubt, Clause 3.3 shall not restrict MF Global or its Controlled Affiliates from:

3.4.1	carrying on, and expanding in the normal course of business, those activities in which it is engaged as of the date of Separation, or additional activities ancillary and necessary to such activities or for its general corporate purposes. Such activities include, without limitation, offering individual managed accounts, providing administrative services to asset managers, having its associated persons, registered representatives or brokers act as CTAs for individual private accounts, engaging in activities related to effecting capital introductions directly to potential investors and supporting direct customers in their asset allocation decisions, including selection of investment products and investment managers;

3.4.2	brokerage-related introducing broker activity; and

3.4.3	making acquisitions or investments in any business which conducts an MF Global Restricted Activity where such MF Global Restricted Activity contributes less than 10% of the net profits before tax of the acquired business, provided that such minority element is disposed of in an orderly fashion as soon as reasonably practicable after acquisition and is not materially grown or developed during the period prior to such divestiture.

3.5	Each party further agrees that where a party has committed a breach of this Clause 3 which is capable of timely remedy the affected party shall afford the breaching party one calendar month (after the date upon which notice of the breach has come to the attention of the affected party) in which to remedy the breach so as (where practicable) to put the parties in the position they would have been in had the breach not occurred.

3.6	Each of MGP and its Controlled Affiliates and MF Global and its Controlled Affiliates agree, for the period up to the third anniversary of the date of IPO Closing, not to employ, offer to employ or solicit with a view to employment any person employed by MGP and its Controlled Affiliates or MF Global and its Controlled Affiliates (as applicable) without the other party’s prior written consent.

3.7	MF Global shall be released from its obligations under this Clause 3 in the event that Man Investments AG (“MIAG”) is found by a competent authority to be in material breach of its obligations (not being capable of reasonable cure by MIAG) under the Introducing Broker Master Agreement dated in or around June 2007 made between MF Global, certain investment funds named therein or which have acceded thereto and MIAG.

4.	SHARE PURCHASES

4.1	If, immediately after the IPO Closing, MGP together with any of its Controlled Affiliates has the beneficial ownership of at least 5% but not more than 20% of all the outstanding common shares of MF Global, then MF Global shall not repurchase any of its outstanding common shares or take any other action that would cause MGP together with any of its Controlled Affiliates to beneficially own 20% or more of the outstanding common shares of MF Global without the prior written consent of MGP. This obligation shall automatically terminate when MGP together with any of its Controlled Affiliates first beneficially owns less than 5% of the outstanding common shares of MF Global or on the date which is 30 months following the IPO Date or upon a Change of Control of MGP, whichever occurs first.

5.	SIGNIFICANT SHAREHOLDER RIGHTS

5.1	If, immediately after the IPO Closing, MGP together with any of its Controlled Affiliates is the beneficial owner of 20% or more of the outstanding common shares of MF Global, then MGP together with any of its Controlled Affiliates shall have the rights specified in Clauses 5.1.1 to 5.1.3, inclusive; provided, however, that the rights specified in Clauses 5.1.1 to 5.1.3, inclusive, shall, subject to Clause 5.3, automatically terminate the first time MGP ceases to be the beneficial owner of at least 20% of the outstanding common shares of MF Global or on the date which is 30 months following the IPO Date or upon a Change of Control of MGP, whichever occurs first.

5.1.1

MF Global will, upon request, provide MGP or any of its Controlled Affiliates with such information, including, but not limited to, financial and risk management information, relating to MF Global as MGP or any of its Controlled Affiliates shall need or reasonably require as a consequence of its being the beneficial owner of 20% or more of the outstanding common shares of MF Global, including, but not limited to, to ensure its compliance with the regulatory obligations to which MGP, or any of its Controlled Affiliates, are subject. MGP or any of its Controlled Affiliates shall not be entitled to be so provided with such information for any other purpose and any information provided pursuant to this Clause 5 shall constitute Confidential Information for the purposes of Clause 16. MF Global will ensure that a suitable director, officer or employee of MF Global or any of its Controlled Affiliates is available upon reasonable notice to respond to queries in respect of the information provided pursuant to this Clause raised by MGP or any of its Controlled Affiliates. Any financial information provided by MF Global or any of its directors, officers or employees to MGP or any of its Controlled Affiliates pursuant to this Clause shall be prepared pursuant to US Generally Accepted Accounting Principles and accompanied by such information as MGP may reasonably request in order to interpret such financial information in accordance with International Financial Reporting Standards. Upon receipt of the information provided pursuant to this Clause 5.1.1, MGP or any of its Affiliates shall, on a monthly basis, provide to the CFO of MF Global a report in a form which is to be agreed by the parties, such form to be appended to this Agreement as Appendix 3, and which is consistent with the previous practice of the parties. Such report shall contain the Regulatory Capital Amount together with a reasonable breakdown thereof.

5.1.2	Subject to Clause 5.2, MGP may delay or prohibit developments in MF Global’s business that the board of directors of MGP, or an appropriately established committee of the board of directors of MGP comprised of a majority of non-executive directors (a “Non-Executive Committee”), determines in its good faith judgement would be likely to cause the Regulatory Capital Amount to exceed the Regulatory Capital Limit (“MF Global Developments”). Such MF Global Developments may include, but shall not be restricted to, the following items:

(a)	any growth (including significant growth) resulting from MF Global’s operations, whether such growth results from internal growth or results from acquisitions, including in the OTC markets; and/or

(b)	MF Global’s entry into any new business areas.

5.1.3	MGP shall have the right to appoint one director to the board of directors of MF Global who meets all the applicable statutory qualifications for holding such office, provided that, before any such appointment takes effect MGP shall provide MF Global a letter of resignation executed by such director but undated, and MGP and MF Global will sign and deliver the Purchase Agreement attached as Appendix 2 hereto. No shareholder in MF Global except MGP may remove the director so appointed. Any vacancy caused by the removal, resignation, retirement or disqualification of such director will only be filled by a director appointed by MGP who meets all the applicable statutory qualifications, and provides an executed, undated letter of resignation as provided above. In order to give effect to this Clause 5.1.3, prior to the IPO Closing, MF Global shall adopt, and MGP as the sole shareholder of MF Global shall approve by written consent, the agreed bye-law amendments set out in Appendix 1 to this Agreement (the “Amendments”) and MF Global shall issue to MGP the MGP Share specified in the Amendments, against payment of an amount equal to the par value thereof (which share shall be held solely by MGP (or its nominee) at all times while it is outstanding) pursuant to the agreed form share repurchase agreement set out in Appendix 2. When this Clause 5.1.3 terminates, MGP shall promptly transfer the MGP Share to MF Global, shall cease to be the registered owner of the MGP Share and such share shall be cancelled and MGP shall take no action to appoint or maintain the appointment of any director pursuant to the Amendments. MF Global will date (with the same date as the Trigger Date (as defined in the share repurchase agreement set out in Appendix 2)) and present the letter of resignation it previously received from the director appointed by MGP. If requested by MF Global after such termination of this Clause 5.1.3, MGP shall exercise such rights as it may then have to remove any director appointed by it pursuant to the Amendments.

5.2

5.2.1	If the board of directors of MGP, or a Non-Executive Committee, determines, in its good faith judgment, that a development in MF Global’s business would constitute an MF Global Development, then MGP shall send to MF Global a written resolution of the board of directors of MGP, or a Non-Executive Committee, as applicable, stating the following: (i) that such board or committee, as applicable, considers that the development constitutes an MF Global Development, (ii) setting forth, with such detail as is reasonable in the circumstances, the particular rule or requirement, the estimated amount of the increase in regulatory capital that MGP would be required to maintain as a consequence of the MF Global Development, the amount by which the Regulatory Capital Amount is likely to exceed the Regulatory Capital Limit and the reasons why such Regulatory Capital Amount would arise exclusively from the businesses of MF Global Limited and its Controlled Affiliates. Immediately upon receipt of such resolution, MF Global shall not implement in any way the development referred to in the resolution until the applicability of Clause 5.1.2 shall have been concluded in accordance with this Clause 5.2. MF Global will have 5 business days after receipt of such resolution to request any additional reasonable written information, whereupon MGP will have 5 business days after receiving such request to provide MF Global with such additional reasonable written information. MF Global will then have 15 business days after receipt of the MGP board resolution to object to any determinations or findings contained therein. If MF Global does not raise any such objection within such 15-business day period, then Clause 5.1.2 shall apply in respect of the relevant MF Global Development.

5.2.2	If MF Global does raise an objection pursuant to Clause 5.2.1 within such 15 business day period, then each of MF Global and MGP shall have 5 business days to appoint a qualified regulatory accountant (the “First Two Accountants”) who shall then have 10 business days after their respective appointments to examine the matter and to make a determination as to whether the development under consideration constitutes an MF Global Development. If the First Two Accountants both conclude that such development is an MF Global Development, then such conclusion shall be binding on both parties and Clause 5.1.2 shall apply. If, however, one or both of the First Two Accountants do not conclude within such 10-business day period that such development is an MF Global Development, then the parties shall have 5 business days to jointly appoint a third qualified regulatory accountant (the “Third Accountant” and together with the First Two Accountants, the “Accountants”), who shall not be the independent auditor of either party. The Third Accountant shall then have 10 business days after its appointment to make a determination as to whether the development under consideration constitutes an MF Global Development, and that determination shall, subject to Clause 5.2.3, be binding upon the parties.

5.2.3	If the UK Financial Services Authority (or any successor lead regulator) imposes a Regulatory Capital Amount which exceeds the Regulatory Capital Limit and in respect of the development under consideration, then such development shall be an MF Global Development, notwithstanding the determinations of the Accountants, or any previous agreement to the contrary by the parties, and MGP may delay or prohibit such development upon delivery to MF Global of a resolution of the MGP board, or a Non-Executive Committee, stating that the FSA (or other successor lead regulator) imposed a Regulatory Capital Amount in respect of such development which exceeded the Regulatory Capital Limit. If MGP delays or prohibits a development in MF Global’s business because it constitutes an MF Global Development in accordance with Clause 5.1.2, then MF Global shall indemnify MGP in respect of the amount by which the Regulatory Capital Amount exceeds the Regulatory Capital Limit in respect of such development, and all reasonable out of pocket expenses incurred by MGP, or its Affiliates, in connection therewith, that results from MF Global’s failure to delay or prohibit such development as required under Clause 5.1.2. If MGP is unable to delay or prohibit a development in MF Global’s business, due to the Accountants determining that such development did not constitute an MF Global Development, but the UK Financial Services Authority (or a successor lead regulator) later imposes a Regulatory Capital Amount which exceeds the Regulatory Capital Limit in respect of such development, then MF Global shall indemnify MGP and its Controlled Affiliates in respect of the amount by which the Regulatory Capital Amount exceeds the Regulatory Capital Limit, but shall not be liable for expenses or other amounts incurred by MGP in connection therewith. If MGP delays or prohibits a development in MF Global’s business pursuant to this Clause 5 at any time and it is later determined in accordance with this Clause 5.2 that such development does not constitute an MF Global Development, then MGP shall indemnify MF Global in respect of any reasonably foreseeable damages so incurred by MF Global resulting from such delay or prohibition and all reasonable out of pocket expenses incurred by MF Global in connection therewith.

5.2.4	For purposes of this Clause 5.2, each of MF Global and MGP agrees to provide to each of the Accountants prompt access to all data and information that such Accountant reasonably requests for the purposes of making the determinations required of it by this Clause 5.2, subject to confidentiality requirements, and otherwise to do all such things as may reasonably be required of them in that respect.

5.2.5

If, at any time after an MF Global Development has been delayed or prohibited pursuant to Clause 5.1.2, MGP has reason to believe that the development in question would no longer be an MF Global Development if implemented at such time, MGP shall promptly notify MF Global of such finding in writing and Clause 5.1.2 shall cease to apply to such development, and such development may be implemented by MF Global if it so chooses. If, at any time after an MF Global Development has been delayed or prohibited pursuant to Clause 5.1.2, MF Global has reason to believe that the development in question would no longer be an MF Global Development if implemented at such time, it may so notify MGP in writing, whereupon MGP shall have 5 business days in which to respond in writing. If MGP does not agree with MF Global, then the parties shall resolve the dispute in accordance with the procedures of Clause 5.2.1, 5.2.2, 5.2.3 and 5.2.4, which shall apply thereto (and shall begin with MGP sending to MF Global a written resolution of the board of directors of MGP, or a Non-Executive Committee, pursuant to Clause 5.2.1, no later than 5 business days after its written response), and the provisions of Clause 5.1.2 shall continue to apply until such procedures have been fully concluded.

5.2.6	Notwithstanding the provisions of Clause 5.2.3, if and when MF Global and its Controlled Affiliates causes the Regulatory Capital Amount to exceed the Regulatory Capital Limit, MF Global and its Controlled Affiliates shall have 10 business days to cause the Regulatory Capital Amount not to exceed the Regulatory Capital Limit, and in circumstances where it is successful in doing so MF Global shall have no obligation to make any indemnity payment pursuant to Clause 5.2.3. Further, if within six months of making an indemnity payment pursuant to Clause 5.2.3, MF Global causes the Regulatory Capital Amount to no longer exceed the Regulatory Capital Limit, MGP shall return such indemnity payment, not including any portion thereof that represented reasonable out of pocket expenses incurred by MGP or its Affiliates, to MF Global.

5.3	Notwithstanding Clause 5.1, if and for so long as, after the first time MGP ceases to be the beneficial owner of at least 20% of the outstanding common shares of MF Global, MGP together with any of its Controlled Affiliates again becomes the beneficial owner of 20% or more of the outstanding common shares of MF Global directly or indirectly as a result of MF Global’s breach of Clause 4 (Share Purchases), MGP shall again have the rights specified in Clauses 5.1.1 to 5.1.3, inclusive. Such reinstated rights shall terminate on the date which is 30 months after the IPO Date or upon a Change of Control of MGP, whichever occurs first.

6.	MUTUAL INDEMNIFICATION FOR BREACH

6.1	Each of MGP and MF Global agree to indemnify the other for any losses, damages or expenses incurred as a result of:

6.1.1	any breach of the terms of this Agreement; and

6.1.2	any of its acts or omissions which cause the other to breach any requirements of the UK Financial Services Authority; any regulatory requirements of a relevant regulator; the Listing Rules of the UK Financial Services Authority or any requirements of the US Securities and Exchange Commission, the US Commodity Futures Trading Commission or the New York Stock Exchange.

6.2	Neither Clauses 6.1.1 nor 6.1.2 shall alter or affect the provisions of Clause 5.

7.	MUTUAL INDEMNIFICATION FOR FINANCING GUARANTEE LIABILITIES

7.1	Claims brought against MGP

7.1.1	If a claim is brought against MGP and/or any of its Affiliates, or MGP and/or any of its Affiliates otherwise becomes liable, under a MF Global Financing Guarantee, MF Global and/or any of its Affiliates will indemnify and keep indemnified MGP and/or any of its Affiliates (as applicable) from and hold them harmless against all costs, claims, demands, liabilities, expenses or other amounts (including any and all reasonable out of pocket expenses incurred by MGP and/or any of its Affiliates in connection with such claim or liability) suffered, incurred by or against MGP and/or any of its Affiliates under such MF Global Financing Guarantee.

7.1.2	MGP and MF Global each undertakes to the other to use reasonable endeavours to procure (as applicable) the prompt novation of each MF Global Financing Guarantee to MF Global or any of its Controlled Affiliates, and/or an effective release of any liability of MGP and/or any of its Affiliates for the liabilities (past, present or future) of MF Global and/or any of its Affiliates, pursuant to documentation to be entered into with the relevant third parties in an agreed form such that any and all claims brought, demands issued and/or liabilities incurred under such MF Global Financing Guarantees (together with any and all reasonable out of pocket expenses incurred in connection with such claims, demands and/or liabilities) are borne by MF Global and/or any of its Controlled Affiliates.

7.2	Claims brought against MF Global

7.2.1	If a claim is brought against MF Global and/or any of its Affiliates, or MF Global and/or any of its Affiliates otherwise becomes liable, under a MGP Financing Guarantee, MGP and/or any of its Affiliates will indemnify and keep indemnified MF Global and/or any of its Affiliates (as applicable) from and hold them harmless against all costs, claims, demands, liabilities, expenses or other amounts (including any and all reasonable out of pocket expenses incurred by MF Global and/or any of its Affiliates in connection with such claim or liability) suffered, incurred by or against MF Global and/or any of its Affiliates under such MGP Financing Guarantee.

7.2.2	MF Global and MGP each undertakes to the other to use reasonable endeavours to procure (as applicable) the prompt novation of each MGP Financing Guarantee to MGP or any of its Controlled Affiliates, and/or an effective release of any liability of MF Global and/or any of its Affiliates for the liabilities (past, present or future) of MGP and/or any of its Affiliates, pursuant to documentation to be entered into with the relevant third parties in an agreed form such that any and all claims brought, demands issued and/or liabilities incurred under such MGP Financing Guarantees (together with any and all reasonable out of pocket expenses incurred in connection with such claims, demands and/or liabilities) are borne by MGP and/or any of its Controlled Affiliates.

8.	WARRANTIES AND REPRESENTATIONS

Each of MGP and MF Global represents and warrants each of the following on its own behalf and in respect of each of its Affiliates who is a party to an Ancillary Agreement, as at the date of this Agreement and as at the IPO Date.

8.1	Incorporation and existence

8.1.1	It is a limited liability company incorporated under the laws of England (in the case of MGP) and Bermuda (in the case of MF Global) and has been in continuous existence since incorporation.

8.2	Right, power, authority and action

8.2.1	It has the right, power and authority, and has taken all action necessary, to execute, deliver and exercise its rights, and perform its relevant obligations, under this Agreement, each Ancillary Agreement to which it is a party and each other document to which it is a party to be executed pursuant to these agreements.

8.2.2	It has the right, power and authority (including all relevant authorisations required from any relevant competent regulator (including the Financial Services Authority in the UK, the Securities Exchange Commission in the United States, and any other regulatory body) to conduct its business as conducted at the date of this Agreement and at the IPO Date, including the provision of the services contemplated in any of the Ancillary Agreements.

8.2.3	Its relevant obligations under this Agreement, each Ancillary Agreement to which it is a party, and each other document to which it is a party to be executed pursuant to these agreements, are enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles and public policy.

8.3	No conflict with laws or contracts

8.3.1	It has conducted its business and dealt with its assets in all material respects in accordance with all applicable legal, regulatory and administrative requirements.

8.3.2	To the best of its knowledge, no circumstance or fact exists, including the execution of any part of this Agreement and any Ancillary Agreement, which would or may invalidate, or give rise to a ground for the termination, avoidance or repudiation, of any other agreement to which it is a party.

8.4	Investment in MF Global

8.4.1	MGP, on its own behalf and on behalf of its Affiliates, as applicable, represents and warrants that (i) it is capable of evaluating the merits and risks of the acquiring of MF Global common shares in connection with the Separation and related recapitalisation (the “MGP Shares”), (ii) it is acquiring the MGP Shares for its own account or its Controlled Affiliates’ account and (iii) it has conducted its own investigation into the affairs and business of MF Global, it is not relying upon any representations or warranties of MF Global in relation to the MGP Shares (other than those contained in this Agreement or an Ancillary Agreement) and it has relied solely on the advice of its own counsel and advisors with respect to the tax, accounting, legal or other regulatory or investment matters relating to the MGP Shares.

8.4.2	MGP, on its own behalf and on behalf of its Affiliates, as applicable, acknowledges that (i) the issuance of the MGP Shares to MGP or its Affiliates will not be registered under any U.S. federal or state securities laws and (ii) the MGP Shares cannot be offered and sold except pursuant to a registration statement under the Securities Act or an exemption from registration under the Securities Act and other applicable state and federal securities laws.

8.5	Disclosure

8.5.1	The information set out in this Agreement and each and any Ancillary Agreement is materially accurate and not misleading.

9.	TRUE UP

Subject to the terms of the recapitalisation agreement to be entered into by the parties hereto on or before the date of the recapitalisation:

9.1	the parties hereto will make payments to the other, as applicable, on the date of the recapitalisation (9 July 2007) based upon the balance sheet of MF Global as at 30 June 2007, together with reasonable adjustments thereto. The parties recognise that such payments may not reflect the accurate adjustments to be made as between the parties on that date; and

9.2	accordingly, on 30 September 2007, the parties will true up the adjustments made on the date of recapitalisation; such true up to include, but not be limited to, separation adjustments, US GAAP adjustments, carve out adjustments and other adjustments (such as, for example, tax provisions).

10.	CONTRACT MANAGEMENT

10.1	The parties will each appoint a contract manager (“Contract Manager”) who will be responsible for all matters in relation to this Agreement. The Contract Managers at the date of this Agreement shall be those persons indicated as a “Contract Manager” in Clause 17.2 (Notices). A Contract Manager may be replaced by the party appointing it, on written notice to the other party.

10.2	The parties will ensure that the Contract Managers will meet at least once a month, which meeting may be conducted by teleconference, to discuss any matters relating to this Agreement.

11.	TERMINATION

Subject to Clause 2.2, either party may terminate this Agreement immediately in its entirety in the event of the insolvency of the other party.

12.	SURVIVAL OF TERMS

Any term of this Agreement which is expressed or by its nature is intended to survive termination of this Agreement, including terms governing liability of the parties, termination consequences of this Agreement, confidentiality, governing law and dispute resolution, and the interpretation of this Agreement, shall survive termination of this Agreement.

13.	CO-OPERATION

13.1	Each party shall give the other party written notice as soon as may be reasonably practicable after it becomes aware of any regulatory or other matter which, in its reasonable opinion, is likely to have a material adverse affect on its or its Affiliates’ ability to comply with any term under this Agreement.

13.2	The parties will cooperate in good faith to, and use all reasonable endeavours to agree on how to, address and resolve such regulatory or other matter, including agreeing on amendments or additional provisions to the terms of this Agreement with the intent of maintaining, as nearly as possible, the same commercial effect as the original terms of this Agreement.

13.3	Neither Clauses 13.1 nor 13.2 above shall alter or affect the provisions of Clause 5.

14.	THIRD PARTIES’ RIGHTS AND LIABILITY

14.1	The losses or damages incurred or suffered by an Affiliate of a party that arise in connection with this Agreement shall be deemed the losses or damages of that party (so that the direct losses/damages of the Affiliate shall be deemed the direct losses/damages of the relevant party, and the indirect losses of the Affiliate, shall be deemed the indirect losses/damages of the relevant party). All such losses and damages shall be subject to the exclusions and limitations set out in this Agreement.

14.2	This Agreement shall inure to the benefit of the parties hereto, and shall be binding upon the parties hereto and their respective successors and permitted assigns. Other than as provided for herein, nothing in this Agreement, express or implied, is intended to confer or impose on any person other than the parties hereto, or their respective successors and permitted assigns, any rights, remedies, obligations or liabilities.

15.	DISPUTES AND ARBITRATION

15.1	Except as provided in Clause 5.2, any dispute, controversy or claim arising from or connected with this Agreement, including one regarding the existence, validity or termination of this Agreement or an Ancillary Agreement (a “Dispute”), shall be referred to and resolved by arbitration under the Rules of the London Court of International Arbitration (“LCIA”).

15.2	The arbitral tribunal shall consist of one arbitrator who shall be nominated and appointed by the LCIA, unless otherwise agreed by the parties at the time of the referral of the Dispute to the LCIA.

15.3	The seat of the arbitration shall be London, England, and all hearings shall take place in London, England, and the language of the arbitration shall be English.

15.4	The parties waive any right to refer points of law or to appeal to the courts, to the extent that such waiver can validly be made.

15.5	The parties agree that the arbitral tribunal shall have the power to order on a provisional basis any relief which it would have power to grant in a final award.

15.6	The governing law of the Dispute shall be the substantive law of the governing jurisdiction specified in the relevant agreement to which the Dispute relates.

15.7	The cost of the arbitration proceeding, and any subsequent court proceeding to confirm or vacate any arbitration award, will be borne by the unsuccessful party, unless the arbitral tribunal and/or the court determines otherwise.

16.	CONFIDENTIALITY AND ANNOUNCEMENTS

16.1	Confidentiality

16.1.1	Each party undertakes, and will procure each of its Affiliates, employees, officers, directors, agents, contractors and advisors to ensure:

(a)	that all Confidential Information of the other party or any of its Affiliates will be maintained in the strictest of confidence, and will not be used for any purpose other than to execute this Agreement and the Ancillary Agreements or as specified in Clause 5.1.1;

(b)	the Confidential Information of either party or their respective Affiliates in the possession of and used by the other party or their respective Affiliates after the Separation may continue to be used by such other party or its respective Controlled Affiliates, their officers, directors, employees, agents, contractors or advisors in and only in operation of the business of such other party and in accordance with this Clause 16;

(c)	that all Confidential Information of the other party or any of its Affiliates will not be disclosed to any third party without the prior written consent of the other, unless such disclosure is required to execute this Agreement or an Ancillary Agreement or required pursuant to a legal or regulatory requirement; and

(d)	notwithstanding any other provision of this Agreement, each party and its Affiliates that is in possession of Confidential Information of the other party or any of its Affiliates shall take such steps as are necessary to ensure that the possession, use or disclosure of such information by such party or any of its Affiliates shall not result in a violation of any applicable U.S., U.K. or other securities laws, including laws regarding the trading of securities while in possession of material non-public information.

16.1.2	If a party is required to disclose Confidential Information of the other party or any of its Affiliates pursuant to a legal or regulatory requirement, to the extent possible or practicable under the relevant legal or regulatory requirement, that party shall promptly notify the other party of such disclosure and consult with such party on the proposed disclosure prior to the making of such disclosure.

16.1.3	Notwithstanding this Clause 16, MGP and MF Global each acknowledge and agree that they are each regulated entities, and as such, if one party breaches any relevant laws or regulations, the other party is not prevented under this Agreement or otherwise from reporting such breach to the relevant regulatory authority.

16.1.4	Where permitted by regulation, each party will notify the other party in advance of reporting a breach to a regulatory authority.

16.2	Public Announcement

16.2.1	Each party agrees to not make any public announcement, disclosure or communication regarding this Agreement and/or an Ancillary Agreement unless it has first obtained the other party’s written consent. The other party must not unreasonably withhold consent or delay such consent.

16.2.2	If a party is required to make any public announcement, disclosure or other communication regarding this Agreement and/or an Ancillary Agreement pursuant to an applicable legal or regulatory requirement, to the extent possible or practicable under the relevant legal or regulatory requirement, that party shall promptly notify the other party of such disclosure and consult with such party on the proposed disclosure prior to the making of such disclosure.

16.2.3

Neither party shall publicly disclose any information in relation to which confidential treatment has been given or attributed by the SEC, FSA, UKLA or any other applicable regulator or authority. Notwithstanding any other provision of this Agreement, each party and its Affiliates that is in possession of Confidential Information of the other party or any of its Affiliates shall take such steps as are necessary to ensure that the possession, use or disclosure of such information by such party or any of its Affiliates shall not result in a violation of any applicable US, UK or other securities laws, including laws regarding the trading of securities while in possession of inside information or material non-public information.

16.2.4	Notwithstanding the foregoing provisions, this Agreement may be described in and filed as an exhibit to any of MF Global’s registration statements and prospectuses relating to the IPO or any debt or other securities offering, and, upon advice of counsel, either party may make such disclosures as it determines is necessary or advisable under applicable law.

17.	GENERAL

17.1	Assignment

This Agreement may not be assigned by a party without the prior written consent of the other party.

17.2	Notices

17.2.1	Save where otherwise provided for in this Agreement, any notice or other communication required to be given or served under or in connection with this Agreement shall be in writing and shall be sufficiently given or served if delivered or sent to the following relevant address and persons:

(a)	In the case of MGP, or any Affiliate of MGP, to:

Sugar Quay, Lower Thames Street,

London, EC3R 6DU

Fax: +44 (0) 20 7144 1919

Attention: Ian Jarvis (“Contract Manager”)

With a copy to: Barry Wakefield

Fax: +44 (0) 20 7144 1919

(b)	In the case of MF Global, or any Affiliate of MF Global, to:

717 5th Ave, 9th Floor

New York, NY 10022

Fax: (212) 589-6215

Attention: Chris Smith (“Contract Manager”)

With a copy to: Howard Schneider

Fax: (212) 589-6215

17.2.2	Unless there is evidence to indicate otherwise, a notice given under this Clause is deemed given:

(a)	if delivered personally, when left at the relevant address;

(b)	if sent by post, except air mail, 2 business days after posting it;

(c)	if sent by air mail, 6 business days after posting it; or

(d)	if sent by fax, when confirmation of its transmission has been recorded by the sender’s fax machine.

17.3	Whole Agreement

This Agreement, together with the Ancillary Agreements, contains the whole agreement between the parties relating to the subject matter of this Agreement or any of the Ancillary Agreements (as applicable) at the date hereof, to the exclusion of any terms implied by law which may be excluded by contract, and supersedes any previous written or oral agreement between the parties in relation to the matters dealt with in this Agreement or the relevant Ancillary Agreement.

17.4	Waiver

No delay or forbearance by any party in exercising any right or remedy shall operate as a waiver of it, nor shall any single or partial exercise of any right or remedy preclude any other or further exercise of it or the exercise of any other right or remedy.

17.5	Further Assurances

At any time after the date of this Agreement each party shall, and shall use all reasonable endeavours to procure that any necessary Affiliate or third party shall, at the cost of that party, execute such documents and do such acts or things as the other party may reasonably require for the purpose of giving to the other party the full benefit of this Agreement.

17.6	Relationship

17.6.1	Except as expressly otherwise agreed in writing between the parties:

(a)	nothing in this Agreement shall be construed as constituting an agency, partnership or joint venture between MGP, MF Global and/or any of their Affiliates;

(b)	neither party has the authority to act or incur obligations on behalf of the other; and

(c)	neither party has any responsibility for the acts or omissions of the other.

17.6.2	Each party shall each ensure that its Affiliates, employees, agents, delegates or sub-contractors do not hold themselves out as employees or agents of the other.

17.7	Costs

Subject to Clause 15.7, and unless otherwise agreed, each party shall bear its own legal, accountancy and other costs and expenses incurred by it in connection with the preparation and negotiation of this Agreement or the Ancillary Agreements, including all travel, printing, regulatory filing, rating agency and other expenses, and all fee and disbursements of any legal, financial or other advisors.

17.8	Severance

17.8.1	If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, under any enactment or rule of law, such provision or part shall to that extent be deemed not to form part of this Agreement but the legality, validity and enforceability of the remainder of this Agreement shall not be affected.

17.8.2	The parties will use all reasonable endeavours to agree a replacement provision which shall have, as nearly as possible, the same commercial effect as the ineffective provision.

17.9	Variation

No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the parties.

17.10	Counterparts

This Agreement may be executed in any number of counterparts each of which shall be deemed an original, but all the counterparts shall together constitute one and the same instrument.

17.11	Governing Law

This Agreement and all matters arising from or connected with it (but not the Ancillary Agreements) are governed by laws of the State of New York, USA.

APPENDIX 1

Agreed Form Bye-law Provision

The following amendments shall be made to the Bye-laws of MF Global Ltd. adopted pursuant to a sole member’s written resolution of MF Global Ltd. dated 23 May 2007:

1.	The following new definitions shall be inserted into Section 1.1:

“Director” means a director of the Company which, for the avoidance of doubt, includes the MGP Director.

“MGP Director” means the Director appointed by the MGP Member pursuant to Section 6.1.4.

“MGP Member” means Man Group plc, the holder of the MGP Share.

“MGP Share” has the meaning set forth in Section 2.1.

2.	The existing Section 2.1 shall be deleted and replaced with the following new Section 2.1:

Section 2.1 Authorized Capital

At the time of adoption of this Section 2.1, the authorized share capital of the Company consists of three classes of shares: (a) • common shares, par value $0.01 per share (the “Common Shares”), (b) one common share of par value $1.00 per share (the “MGP Share”) and (c) • preference shares, par value $0.01 per share (the “Preference Shares”).

3.	A new Section 2.2A shall be inserted as follows:

Section 2.2A Rights Attaching to MGP Share

2.2A Rights of MGP Share. Subject to these Bye-laws, including the rights attaching to any Preference Shares, the MGP Share entitles the holder thereof to:

(a)	the right to appoint the MGP Director in accordance with Section 6.1.4 of these Bye-laws;

(b)	no vote per MGP Share;

(c)	no right to share in any dividends;

(d)	no right to transfer the MGP Share to any person unless the transfer of the MGP Share to another person has been approved by a resolution of the Board;

(e)

in the event of a winding-up or dissolution of the Company (whether voluntary or involuntary or whether for the purpose of an amalgamation, a reorganization or otherwise) or upon any distribution of capital, no right to share in the surplus assets of the Company, if any, remaining after the liquidation preference of any issued and outstanding shares.

4.	A new Section 3.3.7 shall be inserted as follows:

3.3.7	MGP Share not transferable. The MGP Share shall only be registered in the name of Man Group plc and shall not be capable of transfer to any other person unless the transfer of the MGP Share to another person has been approved by a resolution of the Board. For the avoidance of doubt this Section shall not apply to any repurchase of the MGP Share by the Company for cancellation.

5.	The existing of Section 6.1 shall be deleted and replaced with the following new Section 6.1:

6.1	Number of Directors. The Board shall consist of such number of Directors, not fewer than three (3), as the Board may from time to time determine in its sole discretion, up to a maximum of fifteen (15) Directors, provided that if there is a MGP Member any such number of Directors includes the MGP Director. Each Director shall have one vote on matters considered by the Board.

6.	A new Section 6.1.4 shall be inserted as follows:

6.1.4	Election of MGP Director by MGP Member. Notwithstanding the terms of Section 6.1.2 and Section 6.1.3 above, the MGP Member shall have the right to appoint the MGP Director both initially and in the event of vacancy of the MGP Director.

7.	The existing Section 6.4 shall be deleted and replaced with the following new Section 6.4:

Section 6.4 Removal of Directors

Members may remove a Director only for Cause at a special general meeting convened and held in accordance with these Bye-laws and only by a resolution of the Members that is approved by the affirmative votes of 66 2/3% of all shares entitled to vote thereon, whether or not represented and voting at the meeting; provided that only the MGP Member may remove the MGP Director (which shall be effected by way of notice of such removal to the Secretary by the MGP Member) and provided further that the notice of any such meeting convened for the purpose of removing a Director (other than the MGP Director who shall only be removed upon notice to the Secretary from the MGP Member) shall contain a statement to that effect and be served on such Director not less than fourteen (14) days before the meeting and at such meeting the Director shall be entitled to be heard on the motion for such Director’s removal.

8.	The existing Section 6.5.2 shall be deleted and replaced with the following new Section 6.5.2:

6.5.2 Power to Fill Vacancies.

Vacancies on the Board, whether created by an increase in the number of Directors or resulting from the death, disability, resignation, disqualification or removal of any Director or from any other cause, shall be filled only by the affirmative vote of a majority of the total number of Directors then in office, even if less than a quorum, or by a sole remaining Director provided that only the MGP Member may fill a vacancy of the MGP Director (which shall be effected by way of notice of the filling of such vacancy to the Secretary from the MGP Member). Any Director appointed by the Board to fill a vacancy shall hold office until the next annual general meeting and until his successor is elected, or until his earlier resignation, removal or other vacation of office.

APPENDIX 2

Agreed Form Share Repurchase Agreement

This Agreement is made and entered into on [insert date] 2007 by and between MF Global Ltd., a Bermuda exempted company (the “Company”), and Man Group plc. (the “Seller”). The Company and the Seller have previously entered into the Master Separation Agreement, dated [            ], between the Seller and the Company (the “Master Separation Agreement”).

W I T N E S S E T H:

WHEREAS, the Seller owns one fully paid and non-assessable MGP common share of par value US$1.00 each in the Company (the “MGP Share”); and

WHEREAS, the Seller desires to sell all the MGP Share to the Company and the Company desires to repurchase the MGP Share for cancellation pursuant to the terms of this Agreement.

NOW THEREFORE, in consideration of the foregoing and the mutual agreements and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.	Share Purchase. Subject to the terms and conditions of this Agreement and in reliance on the representations and warranties contained herein, the Seller shall sell to the Company and the Company shall purchase from the Seller the MGP Share.

2.	Conditions of Purchase. The Seller agrees to sell the MGP Share and the Company agrees to purchase the MGP Share (the “Share Repurchase”) upon the occurrence of the first time the Seller ceases to be the beneficial owner of at least 20% of the issued and outstanding common shares of the Company or on the date which is 30 months following the IPO Date (as defined in the Master Separation Agreement) or upon a Change of Control of MGP (as defined in the Master Separation Agreement), whichever is earlier (the “Trigger Date”). The closing shall occur as soon as possible after the Trigger Date but in any event within five business days of the Trigger Date (the “Closing Date”).

3.	Price and Payment. The purchase price for the MGP Share shall be US$1.00 (one United States Dollar) (the “Purchase Price”). On the Closing Date, the Company shall pay the Purchase Price to the Seller.

4.

Resignation of Director. The Seller shall procure that any person that it appoints as a director to the board of the Company (the “MGP Director”) pursuant to Section 5.1.3 of the Master Separation Agreement shall, upon the Trigger Date, resign from the board. The Seller also hereby agrees that, prior to each time it appoints an MGP Director, it shall deliver, or cause to be delivered, to the Company an executed but undated letter of resignation and release from such director in a form reasonably satisfactory to the Company. Subject to clause 5.3 of the Master Separation Agreement, upon the Trigger Date, the Company without further notice to or consultation with or the consent of the Seller may remove the MGP Director (with or without cause) by dating and presenting such director’s letter of resignation delivered pursuant to this Agreement.

5.	Closing. The closing for the Share Repurchase shall be held at the offices of the Company at 10:00 a.m. E.S.T. on the Closing Date, or at such other time or place as the parties may agree.

6.	Deliveries. At the Closing, the Seller will deliver either (i) share certificate representing the MGP Share; or (ii) an indemnity (in the form attached hereto as Attachment A) for lost share certificate representing the MGP Share for cancellation.

7.	Representations and Warranties of Seller. The Seller hereby represents and warrants that, on the date hereof and on the Closing Date, it has or will have, as the case may be, good and marketable title to the MGP Share free and clear of all liens, security interests and claims and that it has or will have, as the case may be, the full authority to execute, deliver and perform its obligations under this Agreement.

8.	Governing Law. This Agreement shall be governed by, interpreted under and construed in accordance with the laws of Bermuda.

9.	Effect. All of the terms of this Agreement shall be binding on and benefit and be enforceable by the respective successors, legal representatives and permitted assigns of the parties hereto. The representations, warranties and agreements contained in this Agreement shall survive the Closing Date.

10.	Entire Agreement. This Agreement and the agreements and documents referenced herein constitute the entire agreement between the parties with respect to its subject matter.

11.	Amendments. No modification, amendment, discharge or change of this Agreement, except as otherwise provided herein, shall be valid unless the same is in writing and signed by the party against which the enforcement of such modification, amendment, discharge or change is sought.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement the day and year first written above.

MF GLOBAL LTD.

By:
Name:
Title:

MAN GROUP PLC

By:
Name:
Title:

Attachment A

INDEMNITY FOR LOST SHARE CERTIFICATE

To the Directors of MF Global Ltd.

The original certificate of title relating to the undermentioned shares of the above-named Company has been lost or destroyed.

Neither the share nor certificate of title thereto have been transferred, charged, lent or deposited or dealt with in any manner affecting the absolute title thereto and the persons named in said certificate are the persons entitled to be on the register in respect of such shares.

We request you to issue a duplicate certificate of title for such share and in consideration of you doing so, undertake (jointly and severally) to indemnify you and the Company against all claims and demands (and any expenses thereof) which may be made against you or the Company in consequence of our complying with this request and of the Company permitting at any time hereafter a transfer of said share, or any part thereto, without the product of the said original certificate.

We undertake to deliver to the Company for cancellation the said original certificate should the same ever be recovered.

PARTICULARS OF CERTIFICATES LOST OR DESTROYED

Certificate Number	Number and Type of Shares	Registered Shareholder
[insert details]	1 (one) MGP Share	Man Group PLC

Dated: [insert date]

MAN GROUP PLC

By:

Printed Name:

Title:

APPENDIX 3

Form of Monthly Regulatory Capital Amount Report

EXECUTED by the parties:

Signed by	)
for and on behalf of	)
MAN GROUP PLC:	)

Signature

Signed by	)
for and on behalf of	)
MF GLOBAL LTD.:	)

Signature